

July 10, 2020

Neal Froneman
Chief Executive Officer
Sibanye Stillwater Limited
Constantia Office Park
Bridgeview House, Building 11, Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park, 1709 South Africa
011-27-11-278-9600

Re: Sibanye Stillwater Limited
Form 20-F for the Fiscal Year ended December 31, 2019
Filed April 28, 2020
File No. 333-234096

Dear Mr. Froneman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2019

Financial Statements
Note 16 Equity- Accounted Investments, page 348

1. Please provide us with the significance tests that you performed under Rules 1-02(w) and 3-09 of Regulation S-X, applicable by way of Instruction 1 to Item 8 of Form 20-F, in determining that you were not required to file the financial statements of Rand Refinery Proprietary Limited and Mimosa Investments Limited along with your annual report.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Klinko at (202) 551-3824 or John Cannarella at (202) 551-3337 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Charl Keyter